October 7, 2024

Gary Simanson
Chief Executive Officer
Coincheck Group B.V.
Hoogoorddreef 15, 1101 BA
Amsterdam, Netherlands

       Re: Coincheck Group B.V.
           Amendment No. 2 to
           Registration Statement on Form F-4
           Filed August 2, 2024
           File No. 333-279165
Dear Gary Simanson:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 8, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4
Risk Factors
Risks Relating to Coincheck's Business and Industry
We suffered a significant loss of customer funds due to hacking in 2018, page
64

1. Please update this risk factor to discuss the DMM Bitcoin hacking incident in May
       2024 and any material impacts on your business, operating results, or financial condition.
 October 7, 2024
Page 2
Unaudited Pro Forma Condensed Combined Financial Information, page 135

2. We note your response to prior comment 9 and related revised disclosures. Please revise footnote 4 to your pro forma financial statements to include a reconciliation of the total weighted average shares outstanding for both the no redemption and max redemption scenarios, similar to the table provided in your response to our prior comment 8.
3. We note your response to prior comment 10. Please expand your disclosure in footnote L to the pro forma financial statements to include the amount of the cash condition. In addition, please expand your disclosure to include a discussion of the steps that will have to be undertaken to obtain approval for the cash condition to be waived.
Coincheck Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Business Metrics and Trends
IEO Revenue, page 241

4. We note your response to prior comment 15. Please tell us the amount of transaction revenue generated from the sale of crypto assets received in IEO transactions during the fiscal year ended March 31, 2024. Additionally, please tell us the balance of any crypto assets held by the company related to IEO transactions as of March 31,
       2023 and 2024. We may have additional comments after reviewing your response.

        Please contact Michelle Miller at 202-551-3368 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or J. Nolan McWilliams at 202-551-
3217 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Mark Brod